

December 5, 2023

James Frates
Chief Financial Officer
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, MA 02141

      Re: Amylyx Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 13, 2023
           Form 10-Q for the Quarterly Period Ended September 30, 2023
           Filed November 9, 2023
           File Number 001-41199

Dear James Frates:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Nine Months Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements
3. Product Revenue, Net, page 10

1.   Please tell us your consideration of providing disaggregated revenue disclosure such as product sales for the U.S. and Canada. Refer to ASC 606-10-55-89 through 606-10-55-91 and ASC 280-10-50-41.

Notes to the Condensed Consolidated Financial Statements
5. Inventories, page 12

2.   Your inventory balance was $56.7 million at September 30, 2023, of which $24.3 million is considered long-term. You state that finished goods have a shelf life of 12 - 18 months from the date of manufacture. Tell us how much of the long-term inventory is

considered finished goods. In light of the shelf life, the early phase of the company's product sale launch, and a significant portion of inventories being recorded as long-term, tell us why you believe no impairment was required to be recorded at September 30, 2023.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences